MESA LABORATORIES, INC.

12100 WEST SIXTH AVENUE

LAKEWOOD, COLORADO 80228

May 30, 2018

        By Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:         Mesa Laboratories, Inc. (the “Company”)

Registration Statement on Form S-3, File No. 333-202487

Date of Effectiveness: April 23, 2015

Request for Withdrawal / Termination

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Act”), the Company hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal / termination of the Company’s Registration Statement on Form S-3 (File No.333-202487) as originally filed March 4, 2015 and all exhibits thereto (the “Registration Statement”).

The Company is hereby requesting withdrawal / termination of the Registration Statement since it was declared effective on April 23, 2015 (more than three years ago), and shelf registration statements generally expire three years after the initial effective date of a shelf registration statement.

The Company confirms that, although the Registration Statement was declared effective on April 23, 2015, no securities registered under the Registration Statement were ever offered or sold in connection with an offering contemplated by the Registration Statement.

In addition, the Company expects to file a new shelf registration statement in the near future and intends to carry forward its unused fees to the new filing.

Accordingly, the Company hereby respectfully requests that a written order granting the withdrawal / termination of the Registration Statement be issued by the Commission. It is our understanding that this application for withdrawal / termination of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen calendar days after such date, the Company receives notice from the Commission that this application will not be granted.

Securities and Exchange Commission

May 30, 2018

The Company also respectfully requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

If you have any questions or comments regarding this request for withdrawal / termination, please contact our securities counsel, Andrew N. Bernstein, Esq., at (303) 770-7131.

Sincerely,

MESA LABORATORIES, INC.

By:	/s/ GARY M. OWENS

Gary M. Owens
Chief Executive Officer

cc:        Andrew N. Bernstein, Esq.